[LOGO] SUTHERLAND                  1275 Pennsylvania Avenue, NW    ATLANTA
                                   Washington, DC 20004-2415       AUSTIN
                                   202.383.0100 Fax 202.637.3593   HOUSTON
                                   www.sutherland.com              NEW YORK
                                                                   TALLAHASSEE
                                                                   WASHINGTON DC

MARY E. THORNTON
DIRECT LINE: 202.383.0698
E-mail: mary.thornton@sutherland.com

                                February 26, 2009

VIA E-MAIL AND EDGAR
--------------------

Alison White
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:   Post-Effective Amendment No. 6 to the
      Registration Statements on Form N-6 for
      Metropolitan Life Insurance Company and Paragon Separate Account B (File Nos. 333-133671 and 333-133675)
      --------------------------------------

Dear Ms. White:

On behalf of Metropolitan Life Insurance Company (the "Company") and its separate account, Paragon Separate Account B, we are responding to the comments that you orally provided to us on January 27, 2009 in connection with the above-referenced post-effective amendments filed on December 23, 2008 pursuant to paragraph (a)(l) of Rule 485 under the Securities Act of 1933. Attached for your convenience are revised pages from the prospectuses marked to reflect these changes. In addition, each of the Staff's comments is set forth below, followed by the Company's response.

1.   General Comment - "Form of" Agreements
     --------------------------------------

     COMMENT: Where required by Form N-6, please file final, rather than "form of," exhibits.

     RESPONSE:   In post-effective amendments filed pursuant to Rule 485(b), the
                 Company will include final participation agreements (Exhibits
                 (h)). With respect to the group contract, individual policy forms, riders and endorsements, and applications, the Company will not file the actual documents, as

                                                 SUTHERLAND ASBILL & BRENNAN LLP

Alison White
February 26, 2009
Page 2

                 specimens are permitted by Form N-6. Finally, with respect to selling agreements (Exhibit (c)(2)), the Company will not file a separate agreement for each selling firm that sells the policies, and instead will rely on Rule 8b-31 under the Investment Company Act of 1940.

2.   General Comment - Powers of Attorney
     ------------------------------------

     COMMENT: Please revise the power of attorney for James Lipscomb so that it specifically relates to the registration statement.

     RESPONSE:   The power of attorney for James Lipscomb relating to the
                 guarantor's signature page (which is the only signature page signed on behalf of James Lipscomb) was incorporated by reference to a previously filed Post-Effective Amendment No. 2 filed April 17, 2007. However, the Company intends to revise the Power of Attorney relating to James Lipscomb going forward with regard to Metropolitan Life Insurance Company so that it specifically names all relevant registration statements.

3.   Cover Page - Listing of Underlying Funds
     ----------------------------------------

     COMMENT: Please explain why the underlying funds are not listed on the cover page of each prospectus, as required by Form N-6.

     RESPONSE:   The Company respectfully notes that Form N-6 (unlike Form N-4)
                 does not explicitly require that the cover page include a listing of the underlying funds offered through the variable life insurance policy. However, the Company has revised the last two paragraphs of the cover page of each prospectus to more clearly indicate where a policy owner may find a listing of available underlying fund options. Accordingly, the revised disclosure is as follows:

                                                 SUTHERLAND ASBILL & BRENNAN LLP

Alison White
February 26, 2009
Page 3

                      Paragon Separate Account B (the "Separate Account") consists of a number of Investment Divisions, each of which invests solely in an underlying fund (the "Funds"). You may allocate net premiums to the Investment Divisions that invest in the Funds available in your group program or to the Fixed Account.

                      PLEASE SEE THE FUND SUPPLEMENT IMMEDIATELY FOLLOWING THIS PROSPECTUS FOR A LIST OF THE FUNDS AVAILABLE FOR YOUR GROUP PROGRAM. The Fund Supplement describes the Funds briefly. A more detailed description of the Funds is contained in the prospectus for each Fund, which accompany this Prospectus. Please read these documents carefully before investing, and save them for future reference.

4.   General Comment - Tandy Representations
     ---------------------------------------

     COMMENT:    Please provide the appropriate Tandy representations.

     RESPONSE:   The Company will submit a letter under separate cover
                 acknowledging the Tandy representations.

5.   Fee Table - Dependent's Life Insurance Rider
     --------------------------------------------

     COMMENT: Please confirm that in the Edgar version of each amendment filed on December 23, 2008, the fee for the Dependent's Life Insurance Rider was disclosed in the fee table and the Charges and Deductions section of the prospectus.

     RESPONSE:   The Company confirms that in the Edgar version of each
                 amendment filed on December 23, 2008, the Dependent's Life
                 Insurance Rider fee was disclosed in the fee table and the Charges and Deductions section of the prospectus.

6.   Guarantees and Support Agreements
     ---------------------------------

     COMMENT: Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support the company's guarantees under the policies.

                                                 SUTHERLAND ASBILL & BRENNAN LLP

Alison White
February 26, 2009
Page 4

     RESPONSE:   There are no guarantees or support agreements with third
                 parties to support the Company's obligations under the policies.

7.   Mandatory Face Amount Decreases Provision
     -----------------------------------------

     COMMENT: Please explain why only certain certificates may include a provision that would reduce the face amount under the policy as the insured ages.

     RESPONSE:   Under a group variable life insurance policy, an employer pays the cost of insurance charges. Because the cost of insurance charge increases as an insured ages, certain employers have requested that this provision be included in the certificate so that the employer can manage expenses (i.e., pay a cost of insurance charge that does not increase over the life of the policy) while providing life insurance coverage to its employees.

8.   Paid-up Certificate Provision
     -----------------------------

     COMMENT: Please provide more information on the paid-up certificate provision, including its benefits, drawbacks, fee, and impact on the death benefit.

     RESPONSE:   The Company has revised the disclosure regarding the paid-up certificate provision to address the Staff's comments. The revised disclosure is as follows:

                      PAID-UP CERTIFICATE PROVISION

                      An Owner can choose to terminate the Certificate's usual death benefit (and any riders in effect) and use all or part of the Cash Surrender Value as a single premium for a "paid-up" benefit under the Certificate. The single premium is the amount required to fund a paid-up benefit under the Certificate, that is, one that requires no further premium payments. If you choose to use only a part of the Cash Surrender Value to purchase the paid-up benefit, you will receive in cash any remaining Cash Surrender Value that you did not elect to have used as a paid-up benefit. The paid-up benefit must not be more than can be purchased using the Certificate's Cash Surrender Value, more than the death benefit under the Certificate at the time you choose to use this provision, or less than $10,000. Once you have elected a paid-up benefit, you may no

                                                 SUTHERLAND ASBILL & BRENNAN LLP

Alison White
February 26, 2009
Page 5


                      longer allocate Cash Value to the Separate Account or the Fixed Account. There is no fee for electing a paid-up benefit.

                      Because the death benefit under a paid-up benefit Certificate is calculated as the amount that will remain in force without payment of any further cost of insurance charges, it is generally significantly less than the Certificate's usual death benefit. In addition, if you choose not to use all of the Cash Surrender Value toward the purchase of the paid-up benefit.

9.   Automatic Investment Strategies
     -------------------------------

     COMMENT: Please disclose that the Company does not assess a fee for participation in dollar cost averaging and annual automatic portfolio rebalancing.

     RESPONSE:   The Company has revised the prospectus disclosure to state that it does not assess a fee if an owner participates in either the dollar cost averaging or annual automatic portfolio rebalancing programs.

10.  Charges and Deductions
     ----------------------

     COMMENT: Please clarify in both in the fee table and the Charges and Deductions section of the prospectus whether the Company assesses a fee for the Accelerated Benefit Rider.

     RESPONSE:   The Company reserves the right to impose an administrative charge of $100 when the benefit is paid under the Accelerated
                 Benefit Rider, although the Company is not currently imposing this charge. The Company has added a footnote to the fee table indicating that it does not currently impose this charge, and has revised the Charges and Deductions section of the prospectus. The revised disclosure is as follows:

                      ACCELERATED BENEFITS RIDER. This rider provides for the accelerated payment of a portion of death benefit proceeds in a single sum to the Owner if the Insured is terminally ill or, in some states, permanently confined to a nursing home. We do not currently impose a charge for this rider. However, we reserve the right to deduct an administrative charge of $100 from the accelerated death benefit at the time it is paid.

                                                 SUTHERLAND ASBILL & BRENNAN LLP

Alison White
February 26, 2009
Page 6

11.  State Variations
     ----------------

     COMMENT: Please add disclosure indicating that the prospectus describes all material information about the certificate.

     RESPONSE:   The Company has revised the disclosure in the State Variations section of the prospectus to state that "This prospectus describes all material features of the Certificate."

12.  Effective Date of the Certificate
     ---------------------------------

     COMMENT: Please provide a more specific explanation as to how the Effective Date of the Certificate is determined.

     RESPONSE:   The Company has revised the disclosure in the prospectus under
                 Issuing the Group Policy and the Certificates to more clearly explain how the Company determines the Effective Date of the Certificate. The revised disclosure is as follows:

                      Effective Date of the Certificate. The Effective Date of
                      ---------------------------------
                      the Certificate is the date on which insurance coverage shall take effect and is set forth in the specifications pages of the Certificate. Before the Effective Date of the Certificate can be determined, all of the following conditions must be met:

                           . the appropriate application for Insurance is signed;

                           . the minimum initial premium has been paid prior to the Insured's death;

                           .    the Insured is eligible for the Certificate; and

                           . the information in the application is determined to be acceptable to the Company.

                      Once all of these conditions are met, the Effective Date of the Certificate will be the same day of the month as the Plan Anniversary Date. Therefore, the Effective Date of the Certificate will be the same day of the month for all certificates in a Plan. An employer can choose whether certificates that meet the above conditions in any month will have an Effective Date of the Certificate that is the current month or the following month. For

                                                 SUTHERLAND ASBILL & BRENNAN LLP

Alison White
February 26, 2009
Page 7

                      example, if the Plan Anniversary Date is July 1, 2009 and all the conditions for a particular Certificate are met on October 15, 2010, the employer may choose as the Effective Date of the Certificate either October 1, 2010 or November 1, 2010, and this date will then be shown on the specifications pages of the Certificate.

13.  Illustrations
     -------------

     COMMENT: On the back cover page of the prospectus, please disclose whether there is a charge if a policy owner requests personalized illustrations of death benefits and cash values.

     RESPONSE:   The Company has revised the disclosure on the back cover
                 page of the prospectus to make clear that currently no charge will be assessed if a policy owner requests personalized illustrations, as follows:

                      To learn more about the Certificate, you should read the Statement of Additional Information ("SAI") dated the same date as this prospectus. It includes additional information about the Certificates and the Separate Account. For a free copy of the SAI, to receive free personalized illustrations of the death benefits and Cash Values, and to request other information about the Certificate, please call 1-800-685-0124 or write to us at our Administrative Office.

                 The Company also has removed the SAI table of contents from the back cover page of the prospectus, in part because of a concern that the table, which will precede the fund supplement, may be confusing.

                                                 SUTHERLAND ASBILL & BRENNAN LLP

Alison White
February 26, 2009
Page 8

                                      * * *

We hope that you will find these responses satisfactory. We appreciate the Staff's assistance in reviewing these filings. If you have any questions or comments, please contact the undersigned at (202) 383-0698 or at mary.thornton@sutherland.com.

Sincerely


/s/ Mary E. Thornton
----------------------------------
Mary E. Thornton

Enclosures

                                                 SUTHERLAND ASBILL & BRENNAN LLP

                                   PROSPECTUS
                                   MAY 1, 2009

                GROUP VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                                (MET FLEX GVUL C)
                                    Issued by

                       METROPOLITAN LIFE INSURANCE COMPANY

      DIRECT ALL CORRESPONDENCE AND INQUIRIES TO THE ADMINISTRATIVE OFFICE:
                              190 CARONDELET PLAZA
                               ST. LOUIS, MO 63105
                                 (800) 685-0124

This Prospectus describes group variable universal life insurance policies and certificates offered by Metropolitan Life Insurance Company (the "Company," "MetLife," "we," "our," or "us") which are designed for use in group insurance programs sponsored by employers or other organizations. An employer or sponsoring organization will participate in the Group Policy issued to the MetLife Group Insurance Trust, a multi-employer/organization trust, or to a similar trust, (the "Trust") established for use in group insurance programs. In some states, we may issue a Group Policy directly to the employer or sponsoring organization. We will issue Certificates to eligible employees or members (the "Owners") showing the rights of the Owners and/or Insureds.

The Certificate is a long-term investment designed to provide significant life insurance benefits for the Insured. This prospectus provides information that a prospective owner should know before investing in the Certificate. An Owner (also "you") should consider the Certificate in conjunction with other insurance you own. Replacing any existing life insurance with this Certificate may not be to your advantage. It also may not be to your advantage to borrow money to purchase this Certificate or to take withdrawals from another Certificate you own to make premium payments under this Certificate.


Paragon Separate Account B (the "Separate Account") consists of a number of Investment Divisions each of which invests solely in an underlying fund (the "Fund"). You may allocate net premiums to the Investment Divisions that invest in the Funds available in your group program or to the Fixed Account.

Please see the Fund Supplement immediately following this prospectus for a list of the Funds available for your group program. The Fund Supplement describes the Funds briefly. A more detailed description of the Funds is contained in the prospectus for each Fund, which accompany this Prospectus. Please read these documents carefully before investing, and save them for future reference.


PLEASE NOTE THAT THE CERTIFICATES AND THE FUNDS:

     .    ARE NOT GUARANTEED TO ACHIEVE THEIR GOALS;

     .    ARE NOT FEDERALLY INSURED;

     .    ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY; AND

     .    ARE SUBJECT TO RISKS, INCLUDING LOSS OF THE AMOUNT INVESTED.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC")
HAS NOT APPROVED OR DISAPPROVED THE CERTIFICATE OR DETERMINED THAT THIS PROSPECTUS IS ADEQUATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    FEE TABLE

The following tables describe the fees and expenses that an Owner will pay when buying, owning, and making partial withdrawals from the Certificate. We may charge fees and use rates that are lower than the maximum guaranteed charges reflected in the tables. The Employer chooses which charges, Group A, Group B or Group C, will apply to the Certificates issued to the employees of the Employer (See "Issuing the Certificate-- Selection of Charge Structure, Group A, Group B and Group C").

The table below describes the fees and expenses that an Owner will pay at the time that he or she buys the Certificate, makes partial withdrawals from the Certificate, or transfers Certificate account value among the Separate Account Investment Divisions and the Fixed Account.


                                            TRANSACTION FEES
--------------------------------------------------------------------------------------------------------
                                                                MAXIMUM GUARANTEED CHARGE DEDUCTED
                                                         -----------------------------------------------
        CHARGE              WHEN CHARGE IS DEDUCTED         GROUP A         GROUP B          GROUP C
----------------------   -----------------------------   -------------   -------------   ---------------
PREMIUM CHARGES(1)       Upon receipt of each premium
                                   payment

PREMIUM EXPENSE CHARGE                                   7.75% of each   7.75% of each   None(2)
                                                            premium         premium
                                                            payment         payment

PREMIUM TAX CHARGE       Upon receipt of each premium    2.25% of each   2.25% of each   None(2)
                                   payment                  premium         premium
                                                            payment         payment

PARTIAL WITHDRAWAL       Upon each partial withdrawal    The LESSER of $25 or 2% of the amount withdrawn
CHARGE                      from the Certificate

TRANSFER CHARGE          Upon transfer in excess of 12                   $25 per transfer
                            in a Certificate Year

ACCELERATED BENEFITS     At the time an accelerated                          $100(3)
ADMINISTRATIVE CHARGE       death benefit is paid


----------
(1) On the specifications page of your Certificate the premium expense charge and the premium tax charge are combined into one amount that is referred to as the premium expense charge.

(2) For Certificates issued under a Group C charge structure, the premium expense charge and the premium tax charge are not assessed as explicit charges; instead, they are included in the insurance rates resulting in a higher cost of insurance charge for these Certificates. (See "Selection of Charge Structure (Group A, Group B and Group C)".


(3)  We do not currently impose this charge.

PROCEDURAL INFORMATION

We generally will provide a Plan to Employers whose employees meet the eligibility requirements for Owners (and/or Insureds) under the Plan. The class(es) of employees covered by a particular Plan is/are set forth in the Group Policy's specifications pages for that Employer.

Eligible employees) wishing to purchase a Certificate under a Plan must complete the appropriate application for insurance and submit it to our authorized representative or us at our Administrative Office. We will issue a Certificate for the Employer to give to each Owner.

Acceptance of an application is always subject to our underwriting rules, and we reserve the right to reject an application for any reason permitted by law.

Employee Eligibility. To be eligible to purchase a Certificate, an employee must
---------------------
be actively at work at the time he or she submits the application for Insurance. In addition, the Employer may determine specific classes to which the employee must belong to be eligible to purchase a Certificate. "Actively at work" means that the employee must work for the Employer at the employee's usual place of work (or such other places as required by the Employer) for the full number of hours and the full rate of pay set by the employment practices of the Employer. Ordinarily the time worked per week must be at least 30 hours. We reserve the right to waive or modify the "actively at work" requirement.

The Employer also may require that an individual be its employee as of a certain date or for a certain period of time. We will set forth this date or time period in the Group Policy specifications pages for that Employer. Employees of any Associated Companies of the Employer will be considered employees of the Employer. If the Employer is a partnership, a partner may be an eligible employee.

Guaranteed Issue. We generally will issue the Certificate and any Dependent's
-----------------
Life Insurance Rider applied for by the employee pursuant to our guaranteed issue underwriting procedure. We offer the guaranteed issue procedure only when an employee is first given the opportunity to purchase a Certificate. Under this procedure, the employee is only required to answer qualifying questions in the application for Insurance; the employee is not required to submit to a medical or paramedical examination. The maximum Face Amount that an employee can generally apply for under the guaranteed issue procedure ("Guaranteed Issue Amount") varies by Plan.

Simplified Underwriting. We will follow simplified underwriting procedures
------------------------
rather than guaranteed issue procedures if:

     .    the Face Amount exceeds the Guaranteed Issue Amount described above;

     .    the Certificate has previously been offered to the employee;

     . the requirements for guaranteed issue set forth in the application for Insurance are not met; or

     . the Certificate is offered through programs for which guaranteed issue underwriting is not available.

In addition, we will follow simplified underwriting procedures in connection with the issuance of a Dependent's Life Insurance Rider , if the employee is not eligible for guaranteed issue underwriting, or (even if the employee is eligible for guaranteed issue underwriting) if the spouse or child does not satisfy the guaranteed issue underwriting requirements set forth in the application for Insurance.

Under simplified underwriting procedures, the employee must respond satisfactorily to certain health questions in the application. A blood test may be required. We will then determine whether a Certificate can be issued. (The underwriting method followed will affect cost of insurance rates. See "Charges and Deductions--Cost of Insurance Rates.")

Employee's Spouse. We generally offer coverage for an employee's spouse through
------------------
the Dependent's Life Insurance Rider. In certain Plans, we may issue a Certificate to the employee covering his or her spouse. Before issuing such a Certificate, we must receive an appropriate application for Insurance. We will subject the spouse to the simplified underwriting procedure described above; guaranteed issue underwriting is available in certain instances. The Dependent's Life Insurance Rider for a spouse provides only term insurance on the life of the spouse and does not provide for the accumulation of cash value that the Certificate provides.


Effective Date of the Certificate. The Effective Date of the Certificate is the
----------------------------------
date on which insurance coverage shall take effect and is set forth in the specifications pages of the Certificate. Before the Effective Date of the Certificate can be determined, all of the following conditions must be met:


     .    the appropriate application for Individual Insurance is signed;

     . the minimum initial premium has been paid prior to the Insured's death;

     .    the Insured is eligible for the Certificate; and


     . the information in the application is determined to be acceptable to the Company.

Once all of these conditions are met, the Effective Date of the Certificate will be the same day of the month for all Certificates in a Plan. An employer can choose whether Certificates that meet the above conditions in any month will have an Effective Date of the Certificate that is the current month or the following month. For example, if the Plan Anniversary Date is July 1, 2009 and all the conditions for a particular Certificate are met on October 15, 2010, the employer may choose as the Effective Date of the Certificate either October 1, 2010 or November 1, 2010, and this date will then be shown on the specifications pages of the Certificates.

CHANGING FACE AMOUNT

An Owner selects the Face Amount when applying for the Certificate. Subject to certain limitations set forth below, an Owner may increase or decrease the Face Amount of a Certificate (without changing the death benefit option) after the first Certificate Anniversary.. A change in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect an Owner's cost of insurance charge. CHANGING THE FACE AMOUNT ALSO MAY HAVE FEDERAL INCOME TAX CONSEQUENCES AND YOU SHOULD CONSULT A TAX ADVISER BEFORE DOING SO.

Face Amount Increases. An Owner may increase Face Amount by submitting a written
----------------------
request and providing satisfactory evidence of insurability. If approved, the increase will become effective on the Monthly Anniversary on or following receipt at our Administrative Office of the satisfactory evidence of insurability. The Insured must have an Attained Age of 80 or less on the effective date of the increase. The amount of the increase may not be less than $5,000, and the Face Amount may not be increased more than the maximum Face Amount for that Certificate. Although an increase need not necessarily be accompanied by additional premium, the Cash Surrender Value in effect immediately after the increase must be sufficient to cover the next monthly deduction. An increase in the Face Amount may result in certain additional charges. For example, we determine the cost of insurance separately for the initial Face Amount and for any increases in Face Amount.

If you are paying under a Payroll Deduction Plan, you may increase the Face Amount and under certain conditions may do so without providing evidence of insurability. These conditions vary from Plan to Plan and may include a change in family status due to marriage, divorce or the addition of a child (subject to maximum increase amounts) or an increase in your salary provided you have not previously declined any such increase in your Face Amount. The conditions and requirements that apply to your Plan are set forth in the Certificate. If evidence of insurability is not required, the increase will generally become effective on the Monthly Anniversary on or following the date of the request.

Face Amount Decreases. An Owner may decrease the Face Amount by written request
----------------------
to us. Any decrease in the Face Amount will become effective on the Monthly Anniversary on or following our receipt of the written request. The amount of the requested decrease must be at least $5,000 and the Face Amount remaining in force after any requested decrease may not be less than the minimum amount Face Amount, $10,000. If, following a decrease in Face Amount, the Certificate would not comply with the maximum premium limitations required by federal tax law, we will (at the Owner's election) either limit the decrease or return Cash Value to the Owner to the extent necessary to meet those requirements.

A decrease in the Face Amount generally will reduce the net amount at risk, which will reduce the cost of insurance charges. (See "Charges and Deductions--Cost of Insurance Charge.")

Mandatory Face Amount Decreases Provision. Your Certificate may contain a
------------------------------------------
provision that would reduce the Face Amount as the Insured attains various ages. The ages at which a reduction will be triggered and the amount of the reduction may vary from Plan to Plan but will apply consistently to all Certificates issued under the Plan. Please refer to your Certificate to determine if it contains this provision and if so, what ages and percentages apply.

An example of how the provision will work is as follows: a Certificate may provide that on or after age 65, the Face Amount will be reduced to 65% of the Face Amount in effect on the day before the Insured's 65th birthday (the "pre-65 Face Amount"). At age 70, the Face Amount will be 45% of the pre-65 Face Amount, at age 75, the Face Amount will be 30% of the pre-65 Face Amount and at age 80 or older, the Face Amount will be 20% of the pre-65 Face Amount.

A decrease in the Face Amount will result in a decrease in Death Benefit. If, following a decrease in Face Amount, the Certificate would not comply with the maximum premium limitations required by federal law, we will (at the Owner's election) either limit the decrease or return Cash Value to the Owner to the extent necessary to meet those requirement.

SETTLEMENT OPTIONS

In addition to a single sum payment, we may offer settlement options that apply to the payment of proceeds under the death benefit provisions of the Certificate. None of these options vary with the investment performance of the Separate Account. More detailed information concerning these settlement options is available on request from our Administrative Office.

ACCELERATED DEATH BENEFITS

We offer certain riders that permit the Owner to elect to receive an accelerated payment of the Certificate's death benefit in a reduced amount under certain circumstances. We may deduct an administrative charge from the accelerated death benefit at the time it is paid. In general, rider benefits may be received tax free by a terminally ill or chronically ill insured, subject to certain limitations and conditions. AN OWNER SHOULD CONSULT A TAX ADVISOR BEFORE ADDING THESE RIDERS TO HIS OR HER CERTIFICATE OR REQUESTING A PAYMENT OF ACCELERATED DEATH BENEFIT.

PAID-UP CERTIFICATE PROVISION


An Owner can choose to terminate the Certificate's usual death benefit (and any riders in effect) and use all or part of the Cash Surrender Value as a single premium for a "paid-up" benefit under the Certificate. The single premium is the amount required to fund a paid-up benefit under the Certificate, that is, one that requires no further premium payments. If you choose to use only a part of the Cash Surrender Value to purchase the paid-up benefit, you will receive in cash any remaining Cash Surrender Value that you did not elect to have used as a paid-up benefit. The paid-up benefit must not be more than can be purchased using the Certificate's Cash Surrender Value, more than the death benefit under the Certificate at the time you choose to use this provision, or less than $10,000. Once you elected a paid-up benefit, you may no longer allocate Cash Value to the Separate Account or the Fixed Account. There is no fee for electing a paid-up benefit.

Because the death benefit under a paid-up benefit Certificate is calculated as the amount that will remain in force without payment of any further cost of insurance charges it is generally significantly less than the Certificate's usual death benefit. In addition, if you choose not to use all of the Cash Surrender Value toward the purchase of the paid-up benefit, the death benefit will be further reduced.

AUTOMATIC INVESTMENT STRATEGIES

Dollar Cost Averaging. Allows the Owner to automatically transfer a
----------------------
predetermined amount of money from the DWS Money Market VIP Investment Division to a number of available Investment Divisions of the Separate Account. Based on the elected investment allocations for this investment strategy, Dollar Cost Averaging occurs after the close of business on each Monthly Anniversary or after close of business on the next business day following each Monthly Anniversary should your Monthly Anniversary fall on a non-business day (weekend or holiday) as long as all other requirements are met. The portion of the Certificate's Cash Value in the DWS Money Market VIP Investment Division must be greater than or equal to $1000.00. The minimum total monthly transfer amount must be greater than or equal to $100.00.

Dollar Cost Averaging does not assure a profit or protect against a loss in declining markets. It involves continuous investment in securities regardless of price fluctuations. An investor should consider his/her ability to continue purchases in periods of low price levels.

Annual Automatic Portfolio Rebalancing. Allows the Owner to automatically
---------------------------------------
reallocate your Cash Value among the elected Investment Divisions to return the allocation to the percentages you specify. This rebalancing occurs annually after the close of business on your Certificate anniversary or after the close of business on the next business day following your Certificate anniversary should your Certificate anniversary fall on a non-business day (holiday or weekend).

Annual Automatic Portfolio Rebalancing does not assure a profit or protect against a loss in declining markets.

The automated transfers under these investment strategies will not count towards market timing constraints or transfer limitations. However, we reserve the right to include them if we decide to restrict transfers under the terms of the contract.


You may elect either the Dollar Cost Averaging strategy OR the Annual Automatic Portfolio Rebalancing strategy. There is no fee for participating in either strategy. You cannot participate in both strategies at the same time. However, either strategy may be discontinued at any time.

PERIODIC CHARGES

Monthly Deduction. We will make the monthly deduction on the Investment Start
------------------
Date and on each succeeding Monthly Anniversary. We will make deductions from the Fixed Account and each Investment Division on a pro rata basis in the proportions that a Certificate's Cash Value in the Fixed Account and each Investment Division bears to the unloaned Cash Value on the date the monthly deduction is made. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction also will vary.

The monthly deduction has 3 components:

     .    the cost of insurance charge;

     .    a monthly administrative charge (if applicable);

     .    the charges for any riders.

Cost of Insurance Charge. We assess a monthly cost of insurance charge on each
-------------------------
Monthly Anniversary (to cover the next Certificate Month) to compensate us for underwriting the death benefit for certain administrative costs and to cover state and local premium taxes. The charge depends on the applicable cost of insurance rate and the net amount at risk in the Certificate Month in which the charge is calculated. The charge may vary from Certificate to Certificate and from Certificate Month to Certificate Month. We expect to profit from this charge and may use these profits for any lawful purpose, including distribution expenses.

We will determine the monthly cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk for each Certificate Month. The net amount at risk for a Certificate Month equals: (i) the death benefit at the beginning of the Certificate Month; LESS (ii) the Cash Value at the beginning of the Certificate Month.

We determine the cost of insurance separately for the initial Face Amount and for any increases in Face Amount. If we approve an increase in Face Amount, then a different cost of insurance charge may apply to the increase, based on the Insured's circumstances at the time of the increase.

COST OF INSURANCE RATES. We determine the cost of insurance rates for the initial Face Amount and each increase in Face Amount at the beginning of each Certificate Year. The current cost of insurance rates are based on the Attained Age of the Insured and the rate class of the Insured, and may also be based on the gender mix (i.e., the proportion of men and women covered under a particular
Plan). We base the current cost of insurance rates on our expectations as to future mortality experience. We currently issue the Certificates on a guaranteed issue or simplified underwriting basis without regard to the sex of the Insured. Whether a Certificate is issued on a guaranteed issue or simplified underwriting basis does not affect the cost of insurance charge determined for that Certificate.

The current cost of insurance rates will not exceed the guaranteed cost of insurance rates set forth in the Certificate. The guaranteed cost of insurance rates will not exceed 400% of the rates that could be charged based on the 2001 Commissioners Standard Ordinary Male Mortality Table ("2001 CSO Table"). The guaranteed rates are higher than the rates in the 2001 CSO Table because we use guaranteed or simplified underwriting procedures whereby the Insured is not required to submit to a medical or paramedical examination. Under these underwriting methods, then, healthy individuals will pay higher cost of insurance rates than they would pay under substantially similar policies using different underwriting methods. The current cost of insurance rates are generally lower than 100% of the 2001 CSO Table.

NET AMOUNT AT RISK. We also calculate the net amount at risk separately for the initial Face Amount and for any increase in Face Amount. In determining the net amount at risk for each increment of Face Amount, the Cash Value is first considered part of the initial Face Amount. If the Cash Value exceeds the initial Face Amount, it is then considered as part of any increment in Face Amount in the order these increases took effect. The net amount at risk is affected by investment performance, loans, payments of premiums, Certificate fees and charges, the death benefit option chosen, partial withdrawals, and decreases in Face Amount. Any decrease in Face Amount--whether by the Owner's request or resulting from a partial withdrawal--will first be used to reduce the net amount at risk for the most recent increase in Face Amount, the next most recent increases in succession, and then the net amount at risk for the initial Face Amount.

Monthly Administrative Charge. We assess either an explicit monthly
------------------------------
administrative charge from each Certificate based upon the number of employees eligible to be covered at issue of a Plan or increase our insurance rates to compensate us for ordinary administrative expenses such as record keeping, processing death benefit claims and Certificate changes, preparing and mailing reports, and overhead costs. If your Employer chooses the Group A charge structure, the amount of this charge is set forth in the specifications pages of the Certificate. The maximum administrative charge we can apply to any Certificate can vary but will not exceed $6.50 per Certificate per month. Please refer to your Certificate Schedule Page for the administrative charge that applies to your Certificate. If your Employer chooses the Group B or Group C charge structure, the monthly administrative charge will not be charged as an explicit charge but will be included in our insurance rates resulting in a higher cost of insurance charge.

These charges are guaranteed not to increase over the life of the Certificate. In addition, when we believe that lower administrative costs will be incurred in connection with a particular Plan we may modify the charge for that Plan.

Charges for Riders. The monthly deduction will include charges for any
-------------------
additional benefits provided by rider. (See "Additional Benefits and Riders.") The charges for individual riders are summarized in the Fee Table of this prospectus. These riders may not be available in all states and some Plans may not offer certain riders.

     . WAIVER OF MONTHLY DEDUCTIONS DURING TOTAL DISABILITY RIDER. This Rider provides for the waiver of monthly deductions while the Insured is totally disabled, subject to certain limitations. The Insured must have become disabled before age 65. The charge under this rider is assessed by increasing the applicable cost of insurance rates by 12%.

     . Dependent's Life Insurance Rider (for both children and spouse or for children coverage only or spouse coverage only) This rider provides for term insurance on the Insured's children and/or spouse, as defined in the rider. The death benefit will be payable to the named Beneficiary upon the death of the spouse or upon the death of any insured child. Under certain conditions, the rider may be exchanged for an individual life insurance policy. The charge for this rider is assessed per $1,000 of insurance coverage provided.


     . ACCELERATED BENEFITS RIDER. This rider provides for the accelerated payment of a portion of death benefit proceeds in a single sum to the Owner if the Insured is terminally ill or, in some states, permanently confined to a nursing home. We do not currently impose a charge for this rider. However, we reserve the right to deduct an administrative charge of $100 from the accelerated death benefit at the time it is paid.

STATE VARIATIONS


This prospectus describes all material features of the Certificate. However, we will also issue you a Certificate, which is a separate document from the prospectus. There may be differences between the description of the Certificate contained in this prospectus and the Certificate issued to you due to differences in state law. Please consult your Certificate for the provisions that apply in your state. An Owner should contact our Administrative Office to review a copy of his or her Certificate and any applicable endorsements and riders. The language in the prospectus determines your rights under the federal securities laws.

To learn more about the Certificate, you should read the SAI dated the same date as this prospectus. It includes additional information about the Certificates and the Separate Account. For a free copy of the SAI, to receive free personalized illustrations of death benefits and Cash Values, and to request other information about the Certificate, please call 1-800-685-0124 or write to us at our Administrative Office.


The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the Certificate. Information about us and the Certificate (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, DC, or may be obtained upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at
(202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-7534

                                   PROSPECTUS
                                   MAY 1, 2009
                GROUP VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                                (MET FLEX GVUL D)
                                    Issued by

                       METROPOLITAN LIFE INSURANCE COMPANY

      DIRECT ALL CORRESPONDENCE AND INQUIRIES TO THE ADMINISTRATIVE OFFICE:
                              190 CARONDELET PLAZA
                               ST. LOUIS, MO 63105
                                 (800)-685-0124

This Prospectus describes group variable universal life insurance policies and certificates offered by Metropolitan Life Insurance Company (the "Company," "MetLife," "we," "our," or "us") which are designed for use in group insurance programs sponsored by employers or other organizations. An employer or sponsoring organization will participate in the Group Policy issued to the MetLife Group Insurance Trust, a multi-employer/organization trust, or to a similar trust, (the "Trust") established for use in group insurance programs. In some states, we may issue a Group Policy directly to the employer or sponsoring organization. We will issue Certificates to eligible employees or members (the "Owners") showing the rights of the Owners and/or Insureds.

The Certificate is a long-term investment designed to provide significant life insurance benefits for the Insured. This prospectus provides information that a prospective owner should know before investing in the Certificate. An Owner (also "you") should consider the Certificate in conjunction with other insurance you own. Replacing any existing life insurance with this Certificate may not be to your advantage. It also may not be to your advantage to borrow money to purchase this Certificate or to take withdrawals from another Certificate you own to make premium payments under this Certificate.


Paragon Separate Account B (the "Separate Account") consists of a number of Investment Divisions each of which invests solely in an underlying fund (the "Fund"). You may allocate net premiums to the Investment Divisions that invest in the Funds available in your group program or to the Fixed Account.

PLEASE SEE THE FUND SUPPLEMENT IMMEDIATELY FOLLOWING THIS PROSPECTUS FOR A LIST OF THE FUNDS AVAILABLE FOR YOUR GROUP PROGRAM. THE Fund Supplement describes the Funds briefly. A more detailed description of the Funds is contained in the prospectus for each Fund, which accompany this Prospectus. Please read these documents carefully before investing, and save them for future reference.



PLEASE NOTE THAT THE CERTIFICATES AND THE FUNDS:

     .    ARE NOT GUARANTEED TO ACHIEVE THEIR GOALS;

     .    ARE NOT FEDERALLY INSURED;

     .    ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY; AND

     .    ARE SUBJECT TO RISKS, INCLUDING LOSS OF THE AMOUNT INVESTED.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC")
HAS NOT APPROVED OR DISAPPROVED THE CERTIFICATE OR DETERMINED THAT THIS PROSPECTUS IS ADEQUATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    FEE TABLE

The following tables describe the fees and expenses that an Owner will pay when buying, owning, and making partial withdrawals from the Certificate. We may charge fees and use rates that are lower than the maximum guaranteed charges reflected in the tables. The Employer chooses which charges, Group A, Group B or Group C, will apply to the Certificates issued to the employees of the Employer (See "Issuing the Certificate-- Selection of Charge Structure, Group A, Group B and Group C").

The table below describes the fees and expenses that an Owner will pay at the time that he or she buys the Certificate, makes partial withdrawals from the Certificate, or transfers Certificate account value among the Separate Account Investment Divisions and the Fixed Account.

                                TRANSACTION FEES


                                                                       AMOUNT DEDUCTED
                                                           ---------------------------------------
                                                                  MAXIMUM GUARANTEED CHARGE
                                  WHEN CHARGE IS           ---------------------------------------
       CHARGE                       DEDUCTED                  GROUP A         GROUP B      GROUP C
---------------------   --------------------------------   -------------   -------------   -------
PREMIUM TAX CHARGE(1)             Upon receipt of          2.25% of each   2.25% of each   None(1)
                                  each premium                premium         premium
                                     payment                  payment         payment

PARTIAL WITHDRAWAL                  Upon each              The LESSER of $25 or 2% of the amount
CHARGE                               partial                              withdrawn
                                 withdrawal from
                                 the Certificate

TRANSFER CHARGE           Upon transfer in excess of 12                $25 per transfer
                              in a Certificate Year

ACCELERATED BENEFITS    At the time an accelerated death                   $100(2)
ADMINISTRATIVE CHARGE            benefit is paid


----------

(1) For Certificates issued under a Group C charge structure, the premium tax charge is not assessed as an explicit charge; instead, it is included in the insurance rates resulting in a higher cost of insurance charge for these Certificates. (See "Selection of Charge Structure (Group A, Group B and Group C)".

(2)  We do not currently impose this charge.

The following table describes the periodic fees and expenses, other than Fund operating expenses, that an Owner will pay during the time that he or she owns the Certificate. The table also includes rider charges that will apply if an Owner purchases any rider(s).

               PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES

                      CHARGE                             WHEN CHARGE IS DEDUCTED            MAXIMUM GUARANTEED CHARGE DEDUCTED
--------------------------------------------------   ------------------------------   ----------------------------------------------
COST OF INSURANCE CHARGE(1)                                On the Investment
(PER $1000 OF NET AMOUNT AT RISK)                         Start Date and each
                                                           succeeding Monthly
                                                              Anniversary

..  MINIMUM CHARGE                                                                                         $ 0.30
..  MAXIMUM CHARGE                                                                                         $82.33
..  CHARGE FOR AN INSURED, ATTAINED AGE 45, ACTIVELY                                                       $ 0.92
   AT WORK0 PARTICIPANTS RATE CLASS WITH 4

                                                                                                GROUP A            GROUP B   GROUP C
                                                                                      --------------------------   -------   -------
ADMINISTRATIVE CHARGE(2)                                On the Investment Start       $6.50 per Certificate per     $0(3)     $0(3)
                                                            Date and on each          month
                                                     succeeding Monthly Anniversary

MORTALITY AND EXPENSE RISK CHARGE(4)                             Daily                0.90% (annually) of the net assets of each
                                                                                      Investment Division of the Separate Account

LOAN INTEREST SPREAD(5)                                   On each Certificate                            2.0%
                                                              Anniversary

----------
(1) Cost of insurance rates vary based on the insured's Attained Age. The cost of insurance charge will also vary depending on which charge structure the Employer has chosen for the Certificates. The cost of insurance charge is greater for participants in a Plan that uses a Group B or Group C charge structure than those in a Plan that uses a Group A charge structure. (See "Issuing the Certificate--Selection of Charge Structure, Group A, Group B and Group C.") The cost of insurance charges shown in the table may not be typical of the charges you will pay. More detailed information concerning your cost of insurance charges is available on request from our Administrative Office.

(2) The maximum administrative charge we can apply to any Certificate can vary but will not exceed the amounts in the table. Please refer to the specifications pages of your Certificate for the administrative charge that applies to your Certificate.

(3) For Certificates issued under a Group B or Group C charge structure, the administrative charge is not assessed as an explicit charge; instead, it is included in the insurance rates resulting in a higher cost of insurance charge for these Certificates. (See "Selection of Charge Structure (Group A, Group B and Group C).

(4) The Mortality and Expense Risk Charge is currently 0.75% (annually) of the net assets of each Investment Division of the Separate Account.

(5) Loan Interest Spread is the difference between the amount of interest we charge you for a loan and the amount of interest we credit to the amount in your Loan Account. While the amount we charge you is guaranteed not to exceed 8% annually and the amount we credit is guaranteed not to be less than 3% annually, we also guarantee that the Loan Interest Spread will not be greater than 2%. While a Certificate Loan is outstanding, loan interest is due and payable in arrears on each Certificate Anniversary or for the duration of the Certificate Loan, if shorter.

PROCEDURAL INFORMATION

We generally will provide a Plan to Employers whose employees meet the eligibility requirements for Owners (and/or Insureds) under the Plan. The class(es) of employees covered by a particular Plan is/are set forth in the Group Policy's specifications pages for that Employer.

Eligible employees) wishing to purchase a Certificate under a Plan must complete the appropriate application for insurance and submit it to our authorized representative or us at our Administrative Office. We will issue a Certificate for the Employer to give to each Owner.

Acceptance of an application is always subject to our underwriting rules, and we reserve the right to reject an application for any reason permitted by law.

Employee Eligibility. To be eligible to purchase a Certificate, an employee must
---------------------
be actively at work at the time he or she submits the application for Insurance. In addition, the Employer may determine specific classes to which the employee must belong to be eligible to purchase a Certificate. "Actively at work" means that the employee must work for the Employer at the employee's usual place of work (or such other places as required by the Employer) for the full number of hours and the full rate of pay set by the employment practices of the Employer. Ordinarily the time worked per week must be at least 30 hours. We reserve the right to waive or modify the "actively at work" requirement.

The Employer also may require that an individual be its employee as of a certain date or for a certain period of time. We will set forth this date or time period in the Group Policy specifications pages for that Employer. Employees of any Associated Companies of the Employer will be considered employees of the Employer. If the Employer is a partnership, a partner may be an eligible employee.

Guaranteed Issue. We generally will issue the Certificate and any Dependent's
-----------------
Life Insurance Rider applied for by the employee pursuant to our guaranteed issue underwriting procedure. We offer the guaranteed issue procedure only when an employee is first given the opportunity to purchase a Certificate. Under this procedure, the employee is only required to answer qualifying questions in the application for Insurance; the employee is not required to submit to a medical or paramedical examination. The maximum Face Amount that an employee can generally apply for under the guaranteed issue procedure ("Guaranteed Issue Amount") varies by Plan.

Simplified Underwriting. We will follow simplified underwriting procedures
------------------------
rather than guaranteed issue procedures if:

     .    the Face Amount exceeds the Guaranteed Issue Amount described above;

     .    the Certificate has previously been offered to the employee;

     . the requirements for guaranteed issue set forth in the application for Insurance are not met; or

     . the Certificate is offered through programs for which guaranteed issue underwriting is not available.

In addition, we will follow simplified underwriting procedures in connection with the issuance of a Dependent's Life Insurance Rider , if the employee is not eligible for guaranteed issue underwriting, or (even if the employee is eligible for guaranteed issue underwriting) if the spouse or child does not satisfy the guaranteed issue underwriting requirements set forth in the application for Insurance.

Under simplified underwriting procedures, the employee must respond satisfactorily to certain health questions in the application. A blood test may be required. We will then determine whether a Certificate can be issued. (The underwriting method followed will affect cost of insurance rates. See "Charges and Deductions--Cost of Insurance Rates.")

Employee's Spouse. We generally offer coverage for an employee's spouse through
------------------
the Dependent's Life Insurance Rider. In certain Plans, we may issue a Certificate to the employee covering his or her spouse. Before issuing such a Certificate, we must receive an appropriate application for Insurance. We will subject the spouse to the simplified underwriting procedure described above; guaranteed issue underwriting is available in certain instances. The Dependent's Life Insurance Rider for a spouse provides only term insurance on the life of the spouse and does not provide for the accumulation of cash value that the Certificate provides.


Effective Date of the Certificate. The Effective Date of the Certificate is the
----------------------------------
date on which insurance coverage shall take effect and is set forth in the specifications pages of the Certificate. Before the Effective Date of the Certificate can be determined, all of the following conditions must be met:

     .    the appropriate application for Insurance is signed;


     . the minimum initial premium has been paid prior to the Insured's death;

     .    the Insured is eligible for the Certificate; and

     . the information in the application is determined to be acceptable to the Company.

Once all of these conditions are met, the Effective Date of the Certificate will be the same day of the month as the Plan Anniversary Date. Therefore, the Effective Date of the Certificate will be the same day of the month for all Certificates in a Plan. An employer can choose whether Certificates that meet the above conditions in any month will have an Effective Date of the Certificate that is the current month or the following month. For example, if the Plan Anniversary Date is July 1, 2009 and all the conditions for a particular Certificate are met on October 15, 2010, the employer may choose as the Effective Date of the Certificate either October 1, 2010 or November 1, 2010, and this date will then be shown on the specifications pages of the Certificate.

PAID-UP CERTIFICATE PROVISION


An Owner can choose to terminate the Certificate's usual death benefit (and any riders in effect) and use all or part of the Cash Surrender Value as a single premium for a "paid-up" benefit under the Certificate. The single premium is the amount required to fund a paid-up benefit under the Certificate, that is, one that requires no further premium payments. If you choose to use only a part of the Cash Surrender Value to purchase the paid-up benefit, you will receive in cash any remaining Cash Surrender Value that you did not elect to have used as a paid-up benefit. The paid-up benefit must not be more than can be purchased using the Certificate's Cash Surrender Value, more than the death benefit under the Certificate at the time you choose to use this provision, or less than $10,000. Once you have elected a paid-up benefit, you may no longer allocate Cash Value to the Separate Account or the Fixed Account. There is no fee for electing a paid-up benefit.

Because the death benefit under a paid-up benefit Certificate is calculated as the amount that will remain in force without payment of any further cost of insurance charges, it is generally significantly less than the Certificate's usual death benefit. In addition, if you choose not to use all of the Cash Surrender Value toward the purchase of the paid-up benefit, the death benefit will be further reduced.

AUTOMATIC INVESTMENT STRATEGIES

Dollar Cost Averaging. Allows the Owner to automatically transfer a
----------------------
predetermined amount of money from the DWS Money Market VIP Investment Division to a number of available Investment Divisions of the Separate Account. Based on the elected investment allocations for this investment strategy, Dollar Cost Averaging occurs after the close of business on each Monthly Anniversary or after close of business on the next business day following each Monthly Anniversary should your Monthly Anniversary fall on a non-business day (weekend or holiday) as long as all other requirements are met. The portion of the Certificate's Cash Value in the DWS Money Market VIP Investment Division must be greater than or equal to $1000.00. The minimum total monthly transfer amount must be greater than or equal to $100.00.

Dollar Cost Averaging does not assure a profit or protect against a loss in declining markets. It involves continuous investment in securities regardless of price fluctuations. An investor should consider his/her ability to continue purchases in periods of low price levels.

Annual Automatic Portfolio Rebalancing. Allows the Owner to automatically
---------------------------------------
reallocate your Cash Value among the elected Investment Divisions to return the allocation to the percentages you specify. This rebalancing occurs annually after the close of business on your Certificate anniversary or after the close of business on the next business day following your Certificate anniversary should your Certificate anniversary fall on a non-business day (holiday or weekend).

Annual Automatic Portfolio Rebalancing does not assure a profit or protect against a loss in declining markets.

The automated transfers under these investment strategies will not count towards market timing constraints or transfer limitations. However, we reserve the right to include them if we decide to restrict transfers under the terms of the contract.


You may elect either the Dollar Cost Averaging strategy OR the Annual Automatic Portfolio Rebalancing strategy. There is no fee for participating in either strategy. You cannot participate in both strategies at the same time. However, either strategy may be discontinued at any time.

PERIODIC CHARGES

Monthly Deduction. We will make the monthly deduction on the Investment Start
------------------
Date and on each succeeding Monthly Anniversary. We will make deductions from the Fixed Account and each Investment Division on a pro rata basis in the proportions that a Certificate's Cash Value in the Fixed Account and each Investment Division bears to the unloaned Cash Value on the date the monthly deduction is made. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction also will vary.

The monthly deduction has 3 components:

     .    the cost of insurance charge;

     .    a monthly administrative charge (if applicable);

     .    the charges for any riders.

Cost of Insurance Charge. We assess a monthly cost of insurance charge on each
-------------------------
Monthly Anniversary (to cover the next Certificate Month) to compensate us for underwriting the death benefit for certain administrative costs and to cover state and local premium taxes. The charge depends on the applicable cost of insurance rate and the net amount at risk in the Certificate Month in which the charge is calculated. The charge may vary from Certificate to Certificate and from Certificate Month to Certificate Month. We expect to profit from this charge and may use these profits for any lawful purpose, including distribution expenses.

We will determine the monthly cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk for each Certificate Month. The net amount at risk for a Certificate Month equals: (i) the death benefit at the beginning of the Certificate Month; LESS (ii) the Cash Value at the beginning of the Certificate Month.

We determine the cost of insurance separately for the initial Face Amount and for any increases in Face Amount. If we approve an increase in Face Amount, then a different cost of insurance charge may apply to the increase, based on the Insured's circumstances at the time of the increase.

COST OF INSURANCE RATES. We determine the cost of insurance rates for the
------------------------
initial Face Amount and each increase in Face Amount at the beginning of each Certificate Year. The current cost of insurance rates are based on the Attained Age of the Insured and the rate class of the Insured, and may also be based on the gender mix (i.e., the proportion of men and women covered under a particular
Plan). We base the current cost of insurance rates on our expectations as to future mortality experience. We currently issue the Certificates on a guaranteed issue or simplified underwriting basis without regard to the sex of the Insured. Whether a Certificate is issued on a guaranteed issue or simplified underwriting basis does not affect the cost of insurance charge determined for that Certificate.

The current cost of insurance rates will not exceed the guaranteed cost of insurance rates set forth in the Certificate. The guaranteed cost of insurance rates will not exceed 400% of the rates that could be charged based on the 2001 Commissioners Standard Ordinary Male Mortality Table ("2001 CSO Table"). The guaranteed rates are higher than the rates in the 2001 CSO Table because we use guaranteed or simplified underwriting procedures whereby the Insured is not required to submit to a medical or paramedical examination. Under these underwriting methods, then, healthy individuals will pay higher cost of insurance rates than they would pay under substantially similar policies using different underwriting methods. The current cost of insurance rates are generally lower than 100% of the 2001 CSO Table.

NET AMOUNT AT RISK. We also calculate the net amount at risk separately for the initial Face Amount and for any increase in Face Amount. In determining the net amount at risk for each increment of Face Amount, the Cash Value is first considered part of the initial Face Amount. If the Cash Value exceeds the initial Face Amount, it is then considered as part of any increment in Face Amount in the order these increases took effect. The net amount at risk is affected by investment performance, loans, payments of premiums, Certificate fees and charges, the death benefit option chosen, partial withdrawals, and decreases in Face Amount. Any decrease in Face Amount--whether by the Owner's request or resulting from a partial withdrawal--will first be used to reduce the net amount at risk for the most recent increase in Face Amount, the next most recent increases in succession, and then the net amount at risk for the initial Face Amount.

Monthly Administrative Charge. We assess either an explicit monthly
------------------------------
administrative charge from each Certificate based upon the number of employees eligible to be covered at issue of a Plan or increase our insurance rates to compensate us for ordinary administrative expenses such as record keeping, processing death benefit claims and Certificate changes, preparing and mailing reports, and overhead costs. If your Employer chooses the Group A charge structure, the amount of this charge is set forth in the specifications pages of the Certificate. The maximum administrative charge we can apply to any Certificate can vary but will not exceed $6.50per Certificate per month. Please refer to your Certificate Schedule Page for the administrative charge that applies to your

Certificate. If your Employer chooses the Group B or Group C charge structure, the monthly administrative charge will not be charged as an explicit charge but will be included in our insurance rates resulting in a higher cost of insurance charge.

These charges are guaranteed not to increase over the life of the Certificate. In addition, when we believe that lower administrative costs will be incurred in connection with a particular Plan we may modify the charge for that Plan.

Charges for Riders. The monthly deduction will include charges for any
-------------------
additional benefits provided by rider. (See "Additional Benefits and Riders.") The charges for individual riders are summarized in the Fee Table of this prospectus. These riders may not be available in all states and some Plans may not offer certain riders.

     . WAIVER OF MONTHLY DEDUCTIONS DURING TOTAL DISABILITY RIDER. This Rider provides for the waiver of monthly deductions while the Insured is totally disabled, subject to certain limitations. The Insured must have become disabled before age 65. The charge under this rider is assessed by increasing the applicable cost of insurance rates by 12%.

     . Dependent's Life Insurance Rider (for both children and spouse or for children coverage only or spouse coverage only). This rider provides for term insurance on the Insured's children and/or spouse, as defined in the rider. The death benefit will be payable to the named Beneficiary upon the death of the spouse or upon the death of any insured child. Under certain conditions, the rider may be exchanged for an individual life insurance policy. The charge for this rider is assessed per $1,000 of insurance coverage provided.


     . ACCELERATED BENEFITS RIDER. This rider provides for the accelerated payment of a portion of death benefit proceeds in a single sum to the Owner if the Insured is terminally ill or, in some states, permanently confined to a nursing home. We do not currently impose a charge for this rider. However, we reserve the right to deduct an administrative charge of $100 from the accelerated death benefit at the time it is paid.


Mortality and Expense Risk Charge. We will deduct a daily charge from the
----------------------------------
Separate Account at a rate not to exceed .002454% (an annual rate of 0.90%) of the net assets of each Investment Division of the Separate Account. We may reflect a reduction in the current rate as a credit to Cash Value.

This charge compensates us for certain mortality and expense risks we assume. The mortality risk we assume is that an Insured may die sooner than anticipated and that we will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Certificate will exceed the amounts realized from the administrative charges assessed against the Certificate. If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers our actual costs, we add the excess to our surplus. We expect to profit from this charge and may use such profits for any lawful purpose, including covering distribution and other expenses.

Loan Interest Charge. We currently charge interest on Certificate loans at a
---------------------
maximum annual interest rate of 8.00%, payable in arrears on each Certificate anniversary or for the duration of the Certificate Loan, if shorter. We also will credit the amount in the loan reserve with interest at an effective annual rate of at least 3%. We also guarantee that the Loan Interest Spread will not be greater than 2%.

STATE VARIATIONS


This prospectus describes all material features of the Certificate. However, we will also issue you a Certificate, which is a separate document from the prospectus. There may be differences between the description of the Certificate contained in this prospectus and the Certificate issued to you due to differences in state law. Please consult your Certificate for the provisions that apply in your state. An Owner should contact our Administrative Office to review a copy of his or her Certificate and any applicable endorsements and riders. The language in the prospectus determines your rights under the federal securities laws.

To learn more about the Certificate, you should read the SAI dated the same date as this prospectus. It includes additional information about the Certificates and the Separate Account. For a free copy of the SAI, to receive free personalized illustrations of death benefits and Cash Values, and to request other information about the Certificate, please call 1-800-685-0124 or write to us at our Administrative Office.


The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the Certificate. Information about us and the Certificate (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, DC, or may be obtained upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at
(202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-7534

                                       12